SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)



                             Multimedia Games, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  625-453-10-5
                    ----------------------------------------
                                 (CUSIP Number)

                               Emanuel R. Pearlman
                         Liberation Investment Group LLC
                              11766 Wilshire Blvd.,
                                    Suite 870
                              Los Angeles, CA 90025
                                 (310) 479-3434
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 19, 2006
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 625-453-10-5                  SCHEDULE 13D        Page 2
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1    NAME OF REPORTING PERSON
     Liberation Investments L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)|_| (b)|X|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

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                7     SOLE VOTING POWER
                      0
   NUMBER OF
                ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           1,294,727
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING
    PERSON            0
                ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER

                      1,294,727
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,294,727

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.77%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN

--------------------------------------------------------------------------------

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CUSIP No. 625-453-10-5                  SCHEDULE 13D        Page 3
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investments Ltd.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)|_| (b)|X|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER

                      0

   NUMBER OF
                ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           439,022
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING
    PERSON            0
                ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER

                      439,022
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       439,022

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.62%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO

--------------------------------------------------------------------------------

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CUSIP No. 625-453-10-5                  SCHEDULE 13D        Page 4
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Liberation Investment Group LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)|_| (b)|X|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0

   NUMBER OF
                ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           1,733,749
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING
    PERSON            0
                ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      1,733,749

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,733,749

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.39%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO,IA

--------------------------------------------------------------------------------

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CUSIP No. 625-453-10-5                  SCHEDULE 13D        Page 5
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Emanuel R. Pearlman

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)|_| (b)|X|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     N/A

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0

   NUMBER OF
                ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           1,733,749
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING
    PERSON            0
                ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      1,733,749

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,733,749

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.39%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC

--------------------------------------------------------------------------------

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CUSIP No. 625-453-10-5                  SCHEDULE 13D        Page 6
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INTRODUCTION

Item 1.     Security and Issuer.

This statement relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Multimedia Games, Inc., a Texas corporation (the "Company"). The Company's principal executive offices are located at 206 Wild Basin Road, Building B, Fourth Floor, Austin, Texas 78746. The number of issued and outstanding shares of Common Stock as of May 2, 2006, as reported in the Company's Form 10-Q for the quarter ended March 31, 2006 is 27,143,211.

Item 2.     Identity and Background.

      (a) This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Liberation Investments, L.P., a Delaware limited partnership ("LILP"); (ii) Liberation Investments Ltd. ("LILtd"), a private offshore investment corporation; (iii) Liberation Investment Group LLC ("LIGLLC"), a Delaware limited liability company and general partner of LILP and discretionary investment adviser to LILtd; and (iv) Emanuel R. Pearlman, as Chief Executive Officer and majority member of LIGLLC.

      CFS Company Ltd. ("CFS") is a corporate director of LILtd, and the information regarding CFS is provided solely by reason of Instruction C to
      Schedule 13D. CFS is not a Reporting Person for purposes of this Schedule 13D.

      LILP and LILtd are the direct beneficial owners of 1,733,749 shares of Common Stock. LIGLLC's beneficial ownership is indirect as a result of its control of LILP and LILtd., and Mr. Pearlman's ownership of the shares owned by LILP and LILtd is indirect as a result of Mr. Pearlman being the Chief Executive Officer and majority member of LIGLLC. LIGLLC and Mr. Pearlman's indirect ownership is reported solely because Rule 13-d(1)(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specific class to file a Schedule 13D within the specific time period. The answers on blocks 2 and 3 on pages 4 and 5 above and in response to Item 5 by LIGLLC and Mr. Pearlman with respect to the shares owned by LILP and LILtd are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of the Common Stock by LILP and LILtd and the relationship of LIGLLC and Mr. Pearlman to LILP and LILtd.

      The Reporting Persons are filing this joint Schedule 13D because they may be regarded as a group. However, each Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons and disclaims membership in a group, and this filing shall not constitute an acknowledgement that the Reporting Persons constitute a group.

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CUSIP No. 625-453-10-5                  SCHEDULE 13D        Page 7
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(b)   The business address for LILP, LIGLLC and Mr. Pearlman is 11766 Wilshire
      Blvd, Suite #870, Los Angeles, CA 90025.

      The business address for LILtd is P.O. Box 31106 SMB Corporate Centre, West Bay Road, Grand Cayman, Cayman Islands

      The business address for CFS is P.O. Box 31106 SMB Corporate Centre, West Bay Road, Grand Cayman, Cayman Islands.

(c) The business of (i) LILP is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account; (ii) LILtd is that of a private offshore investment corporation engaging in the purchase and sale of securities for investment for its own account; (iii) LIGLLC is to serve as the general partner of LILP and discretionary investment adviser to LILtd; and (iv) Mr. Pearlman is to provide discretionary investment management services through LIGLLC, of which he is the majority member.

      The business of CFS is to provide director services.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      CFS has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      CFS has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) (i) LILLP is a Delaware limited partnership; (ii) LILtd is a Cayman Islands Corporation; (iii) LIGLLC is a Delaware limited liability company; and (iv) Mr. Pearlman is a United States citizen.

      CFS is a Cayman Islands corporation.

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CUSIP No. 625-453-10-5                  SCHEDULE 13D        Page 8
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Item 3.     Source and Amount of Funds or Other Consideration.

The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by the Reporting Persons is $17,870,594.24. The source of funds for this consideration was working capital of LILP and LILtd.

Item 4.     Purpose of Transaction.

The Reporting Persons believe their investment has significant potential for increased value. Representatives of the Reporting Persons have, on several occasions, discussed with the Company's management several strategies that the Company could pursue to increase shareholder value. The Reporting Persons also delivered a letter to the Company on February 2, 2006, which, among other things, expressed concern over the Company's stock price and urged the Company to retain an experienced investment bank to evaluate all strategic alternatives to maximize shareholder value and to expand the Company's board of directors to include new independent directors who have strong industry backgrounds and are sensitive to shareholder concerns. The Reporting Persons have also communicated to the Company that such new directors should have significant capital markets expertise. A copy of the letter was included in a press release issued by the Reporting Persons which is attached to this filing as Exhibit 1. The Company has yet to inform shareholders of significant progress the Company has made in implementing any of the Reporting Persons' suggestions. During the period from February 2, 2006 to date, the Reporting Persons have had numerous contacts with the Company by telephone, e-mail, and in meetings, and have discussed with management and certain board members the Company's business and progress toward addressing the concerns and issues raised by the Reporting Persons. The Reporting Persons have also provided the Company with the names and backgrounds of three potential director candidates.

If the Company does not demonstrate to the Reporting Persons that it has made meaningful progress toward addressing the suggestions and concerns communicated in their February 2, 2006 letter and subsequent contacts with management and board members, the Reporting Persons intend to pursue all available alternatives. Such alternatives could include, without limitation: communicating with other shareholders of the Company regarding the Company, its business, prospects and alternatives to maximize shareholder value; nominating one or more individuals for election to the board; making one or more proposals for adoption by shareholders (including proposals to improve the Company's governance or to amend the Company's organizational documents); seeking to call a special meeting of stockholders to elect directors and/or approve shareholder proposals; soliciting proxies in support of the election of directors and/or shareholder proposals at an annual or special meeting of shareholders; and proposing an extraordinary corporate transaction, such as a merger, reorganization, recapitalization or liquidation, involving the Company or any of its subsidiaries, or a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, which transaction may involve the Reporting Persons or third parties unrelated to the Reporting Persons. The Reporting Persons may also purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise; alone or in conjunction with others, seek to acquire, the Company or substantially all of its assets or outstanding securities, including by merger, tender offer or stock or asset purchase; or sell all or a portion of the Common Stock now owned or hereafter acquired

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CUSIP No. 625-453-10-5                  SCHEDULE 13D        Page 9
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by them. The Reporting Persons may also urge other persons, including, without limitation, other stockholders of the Company, to take or pursue any of the foregoing.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

      (1) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

      (i) LILP beneficially owns 1,294,727 shares of Common Stock and is the beneficial owner of 4.77% of the Common Stock.

      (ii) LILtd beneficially owns 439,022 shares of Common Stock and is the beneficial owner of 1.62% of the Common Stock.

      (iii) LIGLLC, as the sole general partner of LILP and the sole investment advisor to LILtd, beneficially owns 1,733,749 shares of Common Stock and is the beneficial owner of 6.39% of the Common Stock.

      (iv) Mr. Pearlman, as the Chief Executive Officer and majority member of LIGLLC, beneficially owns 1,733,749 shares of Common Stock and is the beneficial owner of 6.39% of the Common Stock. The Reporting Persons in the aggregate may be deemed to own an aggregate of 6.39% of the Common Stock.

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CUSIP No. 625-453-10-5                  SCHEDULE 13D        Page 10
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      (2) The table below sets forth for each Reporting Person, the numbers of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

                               LILP          LILTD       LIGLLC        Mr.
                               ----          -----       ------        ---
                                                                       Pearlman
                                                                       --------

Sole Power to                     0           0             0             0
Vote/ Direct Vote

Shared Power to                1,294,727     439,022     1,733,749     1,733,749
Vote/ Direct Vote

Sole Power to                     0           0             0             0
Dispose/ Direct
Disposition

Shared Power to                1,294,727     439,022     1,733,749     1,733,749
Dispose/ Direct
Disposition

      (3) There have been no purchases or sales of the Company's stock by the Reporting Persons within the last sixty days, except that:

            (i) On May 18, 2006, (i) LILP purchased 84,000 shares of Common Stock on the open market, at a price of $11.9336 per share, and (ii) LILtd purchased 16,000 shares of Common Stock on the open market, at a price of $11.9336 per share.

            (ii) On May 18, 2006, (i) LILP purchased 42,000 shares of Common Stock on the open market, at a price of $12.0000 per share, and (ii) LILtd purchased 8,000 shares of Common Stock on the open market, at a price of $12.0000 per share.

            (iii) On May 18, 2006, (i) LILP purchased 84,000 shares of Common
                  Stock on the open market, at a price of $12.4273 per share, and (ii) LILtd purchased 16,000 shares of Common Stock on the open market, at a price of $12.4273 per share.

            (iv) On May 19, 2006, (i) LILP purchased 252,000 shares of Common Stock on the open market, at a price of $12.4885 per share, and (ii) LILtd purchased 48,000 shares of Common Stock on the open market, at a price of $12.4885 per share.

            (v) On May 24, 2006, (i) LILP purchased 85,000 shares of Common Stock on the open market, at a price of $11.9621 per share, and (ii) LILtd purchased

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CUSIP No. 625-453-10-5                  SCHEDULE 13D        Page 11
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                  15,000 shares of Common Stock on the open market, at a price of $11.9621 per share.

No person other than each respective owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

      (4) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.


Item  7. Materials to be Filed as Exhibits.

EXHIBIT 1 Press Release, dated February 6, 2006.

EXHIBIT 2 Statement with Respect to Joint Filing of Schedule 13D.

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CUSIP No. 625-453-10-5                  SCHEDULE 13D        Page 12
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2006


LIBERATION INVESTMENTS, L.P.
By: Liberation Investment Group LLC, general partner


By:  /s/ Emanuel R. Pearlman
     -------------------------------
     Emanuel R. Pearlman
     Chief Executive Officer


LIBERATION INVESTMENTS LTD.


By:  /s/ Emanuel R. Pearlman
     -------------------------------
     Emanuel R. Pearlman
     Director


LIBERATION INVESTMENT GROUP LLC


By:  /s/ Emanuel R. Pearlman
     -------------------------------
     Emanuel R. Pearlman
     Chief Executive Officer


Emanuel R. Pearlman

/s/ Emanuel R. Pearlman
-------------------------------------